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Michael Sharp

Vice President Product (UCC) at LogMeIn

Provo, Utah · 500+ connections · See contact info

LogMeIn

Brigham Young University

About

There's a massive change happening in enterprise telephony right now. LogMeIn is right in the thick of it, driving new and better solutions for businesses, schools and libraries, and government entities nationwide.

Experience

LogMeIn
13 yrs 3 mos

Vice President Product (UCC)
Apr 2018 – Present · 1 yr 2 mos
Lindon, Utah

Manage Product, UX/UI, and Development for our Unified Communications and Room-based collaboration products. Help drive successful outcomes associated with the LogMeIn acquisition of Jive Communications. Work with stakeholders, customers, and partners to build amazing product that helps people get more done!

Chief Product Officer, Co-Founder
Mar 2006 – Apr 2018 · 12 yrs 2 mos

Jive is growing rapidly, with all the challenges (and serious fun) that implies. We've built a company that is hands-down the very best place for people with vision, passion, and enthusiasm for the Unified Communications space.

Vice President of Human Resources
Agile Studios LLC
Jan 2004 – Feb 2005 · 1 yr 2 mos

Managed hiring, firing, and HR compliance issues. Part of strategic management team.

Instructor
MTC
Sep 2003 – Dec 2004 · 1 yr 4 mos

I loved teaching in the advanced Spanish area of the MTC! When other opportunities opened up, however, it was just time to move on...

Research Assistant
Brigham Young University
Aug 2003 – Dec 2004 · 1 yr 5 mos

I enjoyed working with Hal Gregerson, a professor in the Marriott School of Management. We studies organizational change, learning, and the distinction between "discovery" and "delivery" in executive roles.

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Education

Brigham Young University

Business Management, Business and Economics

2003 – 2006

Activities and Societies: Concert Choir, Teach for American - BYU club (President),
Academic Improvement Council

What a fantastic school and educational experience!



